UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): August 31, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A: Common Stock, $0.001 par value

Item 9.  Other Events

On August 31, 2020, Contact Gold Corp. (the "Company") filed its Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2020 and its Management's Discussion and Analysis for the three and six months ended June 30, 2020 with the Canadian Securities Commission on SEDAR.

A copy of the Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2020, is attached hereto as Exhibit 15.1, and incorporated herein by reference. A copy of the Management's Discussion and Analysis for the three and six months ended June 30, 2020, is attached hereto as Exhibit 15.2, and incorporated herein by reference. In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 15.3.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  August 31, 2020

EXHIBIT INDEX

Exhibit No.	Description

15.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2020
15.2	Management's Discussion and Analysis for the three and six months ended June 30, 2020
15.3	Press Release